UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TUCOWS INC.

(Name of issuer)

COMMON STOCK

(Title of class of securities)

898697107

(CUSIP number)

RAWLEIGH RALLS LACUNA, LLC 1100 SPRUCE STREET, SUITE 202 BOULDER, COLORADO 80302 TELEPHONE: (303) 447-1708

(Name, address and telephone number of person authorized to receive notices and communications)

January 26, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 898697107	Page 2 of 9 Pages

(1)	Names of reporting persons Lacuna Hedge Fund LLLP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,729,535 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,729,535 (2)
(11)	Aggregate amount beneficially owned by each reporting person 3,729,535 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (3)
(14)	Type of reporting person (see instructions) PN

(1)

This Amendment No. 5 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 5 to Schedule 13D.

(2)

These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(3)	This percentage is calculated based upon 46,047,111 shares of common stock outstanding as reported by the Issuer on January 26, 2012.

SCHEDULE 13D

CUSIP No. 898697107	Page 3 of 9 Pages

(1)	Names of reporting persons Lacuna Hedge GP LLLP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,729,535 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,729,535 (2)
(11)	Aggregate amount beneficially owned by each reporting person 3,729,535 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (3)
(14)	Type of reporting person (see instructions) PN

(1)

This Amendment No. 5 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 5 to Schedule 13D.

(2)

These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(3)	This percentage is calculated based upon 46,047,111 shares of common stock outstanding as reported by the Issuer on January 26, 2012.

SCHEDULE 13D

CUSIP No. 898697107	Page 4 of 9 Pages

(1)	Names of reporting persons Lacuna, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,729,535 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 3,729,535 (2)
(11)	Aggregate amount beneficially owned by each reporting person 3,729,535 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (3)
(14)	Type of reporting person (see instructions) OO

(1)

This Amendment No. 5 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 5 to Schedule 13D.

(2)

These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(3)	This percentage is calculated based upon 46,047,111 shares of common stock outstanding as reported by the Issuer on January 26, 2012

Page 5 of 9 Pages

This Amendment No. 5 (this “Amendment No. 5”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 12, 2009 (the “Original Statement”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on April 5, 2010 (“Amendment No. 1”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on June 25, 2010 (“Amendment No. 2”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on January 7, 2011 (“Amendment No. 3”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on December 20, 2011 (“Amendment No. 4”), by and on behalf of Lacuna Venture Fund LLLP, Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP, Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”) and relates to the Common Stock, no par value per share (“Common Stock”), of Tucows, Inc., a Pennsylvania corporation (the “Issuer”). This Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2, Amendment No. 1 and the Original Statement are collectively referred to herein as the “Schedule 13D.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 5 amends and supplements the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remain unchanged.

This Amendment No. 5 is being filed to amend Item 4 as set forth below and to update the number of shares of Common Stock beneficially held by the Lacuna Entities and Rawleigh Ralls as a result of the transactions described below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

On January 26, 2012, the Issuer announced the final results of its modified “Dutch auction” tender offer (the “Offer”) and reported that the Issuer accepted for purchase in the Offer, at a purchase price of $0.77 per share, 7,570,178 shares of its Common Stock, including 4,120,465 shares tendered in the Offer by Lacuna Hedge and 157,470 shares tendered in the Offer by Rawleigh Ralls, a director of the Issuer and a member of Lacuna LLC.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Amendment No. 5 is provided as of January 26, 2012:

	September 30,		September 30,		September 30,		September 30,		September 30,		September 30,		September 30,
Lacuna Entity and Listed Persons(1)	Shares Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class(2)
Lacuna Hedge Fund LLLP	3,729,535		0		3,729,535	(3)	0		3,729,535	(3)	3,729,535	(3)	8.1%
Lacuna Hedge GP LLLP	0		0		3,729,535	(3)	0		3,729,535	(3)	3,729,535	(3)	8.1%
Lacuna, LLC	0		0		3,729,535	(3)	0		3,729,535	(3)	3,729,535	(3)	8.1%
Rawleigh Ralls	85,000	(4)	227,530	(5)	0		227,530	(5)	0		227,530	(5)	0.5%

(1)

Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Hedge GP. Rawleigh Ralls is a director of the Issuer and a member of Lacuna LLC.

(2)

This percentage is calculated based upon 46,047,111 shares of the Issuer’s common stock outstanding as of January 26, 2012, and, as applicable, assumes the exercise in full of the outstanding convertible securities attributable to such holder.

(3)

These shares do not include the shares held by Rawleigh Ralls. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

Page 6 of 9 Pages

(4)

Includes 85,000 shares Mr. Ralls has the right to acquire within 60 days of January 26, 2012, pursuant to the exercise of (i) a stock option to purchase 25,000 shares issued to Mr. Ralls under the Issuer’s 2006 Omnibus Equity Compensation Plan (the “Plan”) on May 12, 2009 with an exercise price of $0.38 per share, (ii) a stock option to purchase 20,000 shares issued to Mr. Ralls under the Issuer’s Plan on September 8, 2009 with an exercise price of $0.56 per share, (iii) a stock option to purchase 20,000 shares issued to Mr. Ralls under the Issuer’s Plan on September 7, 2010 with an exercise price of $0.62 per share and (iv) a stock option to purchase 20,000 shares issued to Mr. Ralls under the Issuer’s Plan on September 6, 2011 with an exercise price of $0.75 per share. If not exercised, the stock options expire on May 11, 2014, September 8, 2014, September 7, 2015 and September 5, 2016, respectively.

(5)

Includes 85,000 shares Mr. Ralls has the right to acquire within 60 days of January 26, 2012, as described in the immediately preceding note (4), and 142,530 shares held by the Rawleigh Ralls Individual Retirement Account.

None of the other Listed Persons beneficially owns any securities of the Issuer.

The information provided and incorporated by reference in Items 2, 3 and 4 of the Schedule 13D is hereby incorporated by reference.

(c) On January 26, 2012, the Issuer reported that it accepted for purchase in the Offer, at a purchase price of $0.77 per share, 4,120,465 shares tendered in the Offer by Lacuna Hedge and 157,470 shares tendered in the Offer by Rawleigh Ralls, a director of the Issuer and a member of Lacuna LLC.

(d)	Not Applicable.

(e)	Not Applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 27th day of January, 2012.

LACUNA HEDGE FUND LLLP

By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

By:	/s/ JK Hullett
JK Hullett, Managing Director

LACUNA HEDGE GP LLLP

By: Lacuna, LLC, its general partner

By:	/s/ JK Hullett
JK Hullett, Managing Director

LACUNA, LLC

By:	/s/ JK Hullett
JK Hullett, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)\

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.